UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

TECUMSEH PRODUCTS COMPANY
(Name of Subject Company)

MA INDUSTRIAL SUB INC.
(Names of Filing Persons (Offerors))

MA INDUSTRIAL JV LLC
(Names of Filing Persons (Parent of Offeror))

MUELLER INDUSTRIES, INC.
DENO INVESTMENT CO. II
ATLAS CAPITAL RESOURCES II LP
ATLAS CAPITAL RESOURCES (P) II LP
(Names of Filing Persons (Others))

COMMON STOCK, PAR VALUE $0.00 PER SHARE
 (Title of Class of Securities)
878895309
(CUSIP Number of Class of Securities)

Serge Benchetrit
Steven A. Seidman
Mark A. Cognetti
Sean M. Ewen
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10009
Phone:   (212) 728-8000
 (Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee*
Not Applicable	Not Applicable
*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This filing relates solely to preliminary communications made before the commencement of a planned tender offer (the “Offer”) by MA Industrial Sub Inc. (“Purchaser”), a Michigan corporation and wholly owned subsidiary of MA Industrial JV LLC (“Parent”), a Delaware limited liability company, to purchase all of the issued and outstanding shares of common stock, par value $0.00 per share, of Tecumseh Products Company, a Michigan corporation (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated August 5, 2015, by and among Parent, Purchaser and the Company.
The Offer has not yet commenced, and this communication is for informational purposes only and is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the common stock of the Company. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”). The offer to purchase shares of the Company’s common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. INVESTORS AND COMPANY STOCKHOLDERS ARE STRONGLY ADVISED TO CAREFULLY READ THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND THE RELATED TENDER OFFER DOCUMENTS) AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT, AS WELL AS ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by Purchaser and Parent, and the solicitation/recommendation statement will be filed with the SEC by the Company. Investors and the Company stockholders may obtain a free copy of the tender offer statement, the solicitation/recommendation statement and other documents (when available) filed with the SEC at the SEC’s website at www.sec.gov.

EXHIBIT INDEX
Exhibit Number	Description
99.1	Press Release